Exhibit 1.01
Solstice Advanced Materials
Conflict Minerals Report
for the Year Ended December 31, 2025

Introduction

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) issuers whose manufactured products contain certain minerals which are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or “Conflict Minerals”). The Rule focuses on 3TG emanating from the Democratic Republic of the Congo (“DRC”) region and nine adjoining countries (together, the “Covered Countries”). If an issuer has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a CMR to the SEC that includes a description of those due diligence measures.

This CMR relates to the process undertaken for Solstice products that were manufactured, or contracted to be manufactured, during calendar year 2025 and that contain Conflict Minerals that are necessary to the functionality or production of such products.

Solstice Advanced Materials Inc. (also referred to as “Solstice,” “the Company,” “we,” “our,” and “us”) is a global, differentiated advanced materials company and a leading global provider of refrigerants, blowing agents, conversion services for the nuclear energy sector, semiconductor materials, protective fibers and healthcare packaging. We operate through two segments, reported as Refrigerants & Applied Solutions (“RAS”) and Electronic & Specialty Materials (“ESM”).
Our RAS segment is a leading manufacturer of low global warming potential (“LGWP”) refrigerants, blowing agents, solvents, and aerosol materials, as well as conversion services for the nuclear energy sector. RAS serves the end markets of cooling, air conditioning and refrigeration, automotive, nuclear energy, building and appliance insulation, and healthcare. RAS products include, among others, LGWP refrigerants, blowing agents, aerosol propellants, cleaning solvents, high-barrier pharmaceutical packaging materials and conversion services for nuclear energy providers.
Our ESM segment is a leading provider of electronic materials, high-strength fibers and laboratory life science chemicals. ESM primarily serves the semiconductor, defense, pharmaceutical and construction end markets. ESM products include, among others, sputtering targets, lightweight high-strength fibers and high-purity life science solutions.
Prior to October 30, 2025, the Company was wholly owned by Honeywell International Inc. (“Honeywell”), and, prior to the Company’s spin-off, the Company operated as part of Honeywell’s corporate organization, with Honeywell providing the Company with various corporate functions. Unless otherwise indicated, the policies, actions, suppliers, and programs discussed refer to Solstice as a standalone business, and any data is provided on a Solstice basis. For the purposes of this CMR, references to “the Company,” “we,” or “our” for the Reporting Period refer to Solstice as a standalone business, unless otherwise stated.

Executive Summary

We performed a Reasonable Country of Origin Inquiry (“RCOI”) on suppliers we believe provided materials or components containing 3TGs necessary to the functionality or production of our products during calendar year 2025. Our suppliers identified 43 valid smelters and refineries (“smelters”). Of these 43 smelters, we identified 13 as sourcing (or there was a reason to believe they may be sourcing) from the Covered Countries. Our due diligence review indicated that 11 of these smelters have been audited and recognized as conformant to the Responsible Minerals Assurance Process (“RMAP”). The remaining two smelters potentially sourcing from the Covered Countries were subject to our risk mitigation process which is in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

Solstice’s supply chains are complex, including numerous suppliers spread over different tiers within those chains. Supplied materials are used in products serving numerous industry sectors. Solstice is typically many tiers removed from smelters that would have information on mines supplying 3TG. Moreover, to the extent 3TGs are present in Solstice’s products, the content may be at trace levels. It is difficult for Solstice to identify actors upstream from its direct material suppliers, and Solstice relies on its direct material suppliers to provide information on the smelters as well as the origin of 3TG contained in parts or products supplied to Solstice, including sources of 3TG that are supplied to them from their upstream suppliers. These direct material suppliers similarly rely on information provided by their suppliers. Supply chains have improved their capacity to obtain and transmit smelter identities, which reflects in part the value of the Responsible Minerals Initiative and other cross-industry efforts. Nonetheless, obtaining information regarding smelters, refiners and mine locations remains challenging. Challenges include delayed supplier responses, incomplete or inconsistent data, and, in some cases, the need for extensive supplier follow-up.

Company Management Systems

Solstice established strong management systems based on Step 1 of the OECD Guidance.
◦Step 1A - Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas.
oWe adopted a conflict minerals policy that is publicly available at the following website: https://www.solstice.com/us/en/compliance-integrity. Information found on or accessed through this website and other websites listed in this CMR is not considered part of this CMR and is not incorporated by reference herein.
oThis policy is communicated directly to our suppliers through our Business Partner Code of Conduct.
◦Step 1B - Structure internal management to support supply chain due diligence.
oWe maintain a cross-functional internal team and have allocated the necessary resources to support our supply chain due diligence efforts.
oThese efforts include participation from the Company’s Product Stewardship, Procurement and Sustainability teams.
oThese efforts are overseen by the Product Stewardship team.
◦Step 1C - Establish a system of transparency, information collection and controls and transparency over the mineral supply chain.
oWe implemented a detailed process to collect required supplier and smelter RCOI and due diligence data. Additional details on the supply chain data gathering are included in the RCOI and due diligence sections of this CMR.
oWe have a process in place to store conflict minerals data for 5 years.
◦Step 1D - Strengthen company engagement with suppliers.
oWe engage directly with suppliers during the RCOI process.
oWe require suppliers to track and report on the use of conflict minerals in their products by providing Solstice with a complete Conflict Minerals Reporting Template (“CMRT”) as part of our commercial contracts.
oWe have also implemented a plan to improve the quantity and quality of supplier and smelter responses year-over-year by working with a third-party service provider, improving supplier contact information, and narrowing our focus to the suppliers providing parts that may contain 3TGs.
◦Step 1E - Establish a company-level grievance mechanism.
oThe Company has recognized the RMAP’s Active and Conformant Facilities List as a method for identifying potential risks in the supply chain.
oEmployees and other stakeholders can report a concern through web, phone, and mail, as further described at the following website: https://www.solstice.com/us/en/compliance-integrity.
oSolstice enforces a zero-tolerance policy against any form of retaliation for making a good faith report of actual or potential misconduct.

Reasonable Country of Origin Inquiry (RCOI)

We designed our RCOI process in accordance with Steps 2A and 2B of the OECD Guidance. Our RCOI process involved two stages:

◦Stage 1 - Supplier RCOI (Step 2A of the OECD Guidance)
◦Stage 2 - Smelter RCOI (Step 2B of the OECD Guidance)

For the 2025 reporting period, Solstice’s RCOI process was executed by Claigan Environmental Inc. (“Claigan”).

Supplier RCOI

We designed our supplier RCOI process to identify the smelters in our supply chain. Our supplier RCOI process for the 2025 reporting period included:

◦developing a list of suppliers providing 3TG-containing components;
◦contacting each supplier and requesting Conflict Minerals data using the industry-standard CMRT;
◦reviewing supplier responses for accuracy and completeness;
◦aggregating supplier-provided smelters into a single unique list of smelters meeting the definition of a smelter under one of three industry-recognized audit protocols; and
◦reviewing the final smelter list (and comparing it to industry peers) to determine if we reasonably identified all the smelters in our supply chain.

Through the supplier RCOI process we identified 43 smelters in our supply chain.

Smelter RCOI

Due to the overlap between smelter RCOI and smelter due diligence, the smelter RCOI process is summarized in the due diligence section of this report.

Due Diligence

Solstice’s due diligence process was designed in accordance with the applicable sections of Steps 2, 3, and 4 of the OECD Guidance. For the 2025 reporting period, Solstice’s smelter RCOI and due diligence process were executed by Claigan.

Smelter RCOI and Due Diligence

Solstice’s smelter RCOI and due diligence processes were designed to meet the criteria of Step 2 of the OECD Guidance.

We engaged with each smelter identified in our supply chain to determine whether it sourced from the Covered Countries. For smelters that confirmed, either directly or through industry associations, that they did not source from the Covered Countries, but who were not recognized as conformant to the RMAP, we reviewed publicly-available information to determine whether there was any contrary evidence that contradicted the smelter’s declaration. In doing so we reviewed sources such as NGO publications and the most recent United Nations Group of Experts reports on the DRC in addition to performing public internet searches.

If smelters did not respond to our inquiry, we reviewed the same publicly-available sources to determine whether there was reason to believe the smelter may have sourced from the Covered Countries during the reporting period.

We categorize smelters that are sourcing (or that we have reason to believe may be sourcing) from the Covered Countries and not currently RMAP Conformant as high-risk. We conduct the risk mitigation procedures described below on all high-risk smelters.

Our suppliers identified 43 unique smelters, of which 13 smelters source, or there is a reason to believe they may source, from the Covered Countries. We determined that 11 of these 13 smelters have been audited and recognized as conformant to the RMAP. We conducted risk mitigation on the remaining two smelters.

Risk Mitigation

Solstice conducted risk mitigation on two smelters that were not recognized as conformant to the RMAP and were sourcing (or there is a reason to believe they may be sourcing) from the DRC or surrounding countries. Solstice’s risk mitigation was designed in accordance with Step 3B of the OECD Guidance and was reported to the Chief Compliance Officer in accordance with Step 3A of the OECD Guidance.

As part of our risk mitigation process, we performed additional due diligence to determine if there was any reason to believe these 2 smelters directly or indirectly financed or benefited armed groups in the DRC or adjoining countries.

High Risk Smelter 1
Solstice found that this smelter was RMAP Conformant for the entirety of the reporting period in question and was removed from the RMAP Conformant list at the beginning of 2026. Around the same time, it was announced this smelter had ceased operations.

High Risk Smelter 2
Solstice found this smelter was RMAP Conformant for most of the reporting period in question and was removed from the Conformant list in late August 2025. If this smelter does not re-engage with the RMAP, Solstice will continue to engage with suppliers regarding this smelter during the 2026 reporting period.

For the 2025 reporting period, only one of Solstice’s suppliers reported the two identified high-risk smelters. After engaging with the supplier, Solstice was able to verify that 3TGs from the smelters in question were not in the parts and/or products Solstice manufactured or contracted to manufacture during the 2025 reporting period.

We did not require the removal of smelters if there was no reason to believe they were directly or indirectly financing or benefiting armed groups in the Covered Countries. These smelters are scheduled to be assessed in the 2026 reporting period.

Improvement Plan

Solstice is committed to continuous improvement in our due diligence process to further mitigate the risk that the 3TG materials in our products could directly or indirectly benefit or finance armed groups in the Covered Countries. As part of our efforts to mitigate this risk, new or renewed supplier contracts require suppliers to provide information that will allow us to evaluate their conflict mineral status. We will continue to educate suppliers to improve response rates and improve the timeliness, accuracy and comprehensiveness of the supplier survey responses we receive. Additionally, we will enhance our efforts to encourage our suppliers to source from RMAP conformant smelters when sourcing material from the Covered Countries.

Smelters and Refineries

3TG Metal	Standard Smelter Name	Smelter ID
Gold	Argor-Heraeus S.A.	SWITZERLAND
Gold	Chimet S.p.A.	ITALY
Gold	DSC (Do Sung Corporation)	KOREA, REPUBLIC OF
Gold	Heraeus Limited Hong Kong (HLH)	CHINA
Gold	Heraeus Precious Metals Germany (HPMG)	GERMANY
Tantalum	D Block Metals, LLC	UNITED STATES OF AMERICA
Tantalum	FIR Metals & Resource Ltd.	CHINA
Tantalum	Global Advanced Metals Aizu	JAPAN
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CHINA
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum	Jiangxi Tuohong New Raw Material	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	Materion Newton Inc.	UNITED STATES OF AMERICA
Tantalum	Metallurgical Products India Pvt., Ltd.	INDIA
Tantalum	Mineração Taboca S.A.	BRAZIL
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA
Tin	Aurubis Beerse	BELGIUM
Tin	CRM Synergies	SPAIN
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Fenix Metals	POLAND
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Minsur	PERU
Tin	PT Bangka Prima Tin	INDONESIA
Tin	PT Mitra Stania Prima	INDONESIA
Tin	PT Premium Tin Indonesia	INDONESIA
Tin	PT Putera Sarana Shakti (PT PSS)	INDONESIA
Tin	PT Timah Tbk Kundur	INDONESIA
Tin	PT Timah Tbk Mentok	INDONESIA
Tin	Thaisarco	THAILAND
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA
Tin	White Solder Metalurgia e Mineração Ltda.	BRAZIL
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA
Tungsten	Global Tungsten & Powders LLC.	UNITED STATES OF AMERICA
Tungsten	H.C. Starck Tungsten GmbH	GERMANY
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA
Tungsten	Masan High-Tech Materials	VIET NAM
Tungsten	Wolfram Bergbau and Hütten AG	AUSTRIA
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA

Thirteen of the 43 unique smelters identified during our RCOI either declared that they were sourcing, or there was reason to believe were sourcing, from the Covered Countries. Based on the smelters’ disclosures and the publicly available information, we have reason to believe these smelters may be sourcing from the following Covered Countries: The Democratic Republic of the Congo, Burundi, Rwanda, Tanzania, Uganda, and Zambia. Our due diligence review indicated that 11 of the 13 smelters have been audited and recognized as conformant to the RMAP.
Additional Risk Factors
The statements included in this Conflict Minerals Report are based on the RCOI process and due diligence performed in good faith by Solstice. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect the accuracy of these statements.
These factors include, but are not limited to: (i) gaps in supplier or smelter data, (ii) errors or omissions by suppliers or smelters, (iii) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rules, (iv) all instances of conflict minerals necessary to the functionality or manufacturing of our products may not have been reported correctly by our suppliers, (v) some suppliers and smelters are unfamiliar with the diligence process and information required to be provided, which could lead to inaccurate or incomplete responses, (vi) timeliness of data received from our suppliers, (vii) information that is in the public domain may not be discovered despite having conducted a reasonable search, (viii) there may be errors in publicly available information, (ix) language barriers or errors in translation could lead to inaccurate information, (x) there could be oversights or errors in conflict free smelter audits, (xi) materials sourced from the Covered Countries could be inaccurately declared as sourced from outside the Covered Countries, (xii) illegally tagged Conflict Minerals could be introduced into the supply chain without our knowledge or the knowledge of our suppliers, (xiii) difficulties obtaining information from companies that are no longer in business, and (xiv) smuggling of Conflict Minerals outside the Covered Countries may make identification of their origin more difficult.
Forward-Looking Statements
This CMR contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to improve our due diligence process and mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s risk mitigation and improvement plans may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to Conflict Minerals; (b) the ability of our suppliers and smelters to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all; (d) the ability of certified smelters to meet demand for raw materials; and (e) limits on our ability to unilaterally influence supplier behavior. These forward-looking statements are made as of the date hereof and we assume no obligation to update such statements, except as required by applicable law.